LRP Landesbank Rheinland-Pfalz
Jürgen Pitzer
Press Spokesman
Grosse Bleiche 54-56
55098 Mainz
GERMANY
Legal form: Institution under public law
Amtsgericht HRA 3557
Tel (+49 61 31) 13-28 16
Fax (+49 61 31) 13-25 60
Mobile (+49 171) 36 98 345
E-mail: presse@LRP.de
www.lrp.de

LRP REPORTS A SUCCESSFUL FISCAL 2006

- **RoE exceeds original target of 15 %**
- **LRP investing in markets**
- **Western European regional bank in the making**

LRP Landesbank Rheinland-Pfalz achieved its best ever financial result in 2006, as is reflected in net income for the year of EUR 140 million. The Mainz-based bank reports operating profit after risk provisions/adjustments up 6.6%, net income for the year before taxes up 11.6% and net income for the year up 55.6%. The targeted return on equity was surpassed, coming in at 15.2% (14.9%). Equity increased to EUR 3.1 (3.0) billion as a result of profit retention. At 7.1%, the core capital ratio exceeded the targeted 7% while the total capital ratio came in at 11.3%.

"Our good performance in 2006 provides us with a solid basis for our ongoing development into a sales-driven Western European regional bank," said Chairman of the Managing Board Dr. Friedhelm Plogmann, commenting on the figures presented on the occasion of the annual accounts press conference on 26 March 2007 in Mainz. "We have accepted the challenges of the market. As an independent bank, we benefit from more than 1,500 employees working under the LRP brand in Mainz, Luxembourg, Paris and Düsseldorf in order to contribute to the LBBW Group's overall success. Building on a well-defined distribution of tasks and good cooperation within LBBW and its other subsidiaries, we add value to the Group", Plogmann said.

Moving into new markets

LRP will continue to invest in its markets in 2007. Plogmann summed up the objectives for 2007 by saying: "We want to move into new markets and win new customers. To achieve this, we will combine our own expertise with LBBW's know-how in order to ensure optimum services for our customers." A focus will be on the further expansion of business with corporate customers in selected sectors as well as with SME clients, particularly in Rheinland-Pfalz, the adjacent economic regions in Germany and in the neighboring European countries. LRP has assigned some 70 employees to this effort and intends to win 1,000 new customers in this segment over the medium term.

Strong alliance in a system of linked performances

The 27 Rheinland-Pfalz savings banks, the Savings Banks and Giro Association of Rheinland-Pfalz, LRP and LBBW represent an integrated association of efficient financial institutions in which LRP and LBBW jointly fulfil the central bank function.

For example, LRP provided the savings banks with asset-liability management advisory as well as with customized innovative products for their treasury operations. The savings banks also showed strong demand for risk management advisory and derivative instruments within the framework of overall bank management. LRP also supports the savings banks' retail banking business through structured and, in part, regionally oriented retail products.

In 2006, the Rheinland-Pfalz savings banks finance group once again demonstrated its pre-eminent position as lenders under federal and state-funded development and promotion programs. The number of applications was boosted from 7,600 to 10,000 and a total volume of EUR 644 million from public funding sources was committed to the savings banks. This successful sales effort was facilitated through the use of a web-based advisory and processing concept which was developed by LRP and has meanwhile been implemented by all savings banks based in Rheinland-Pfalz.

Mainz, 26 March 2007

Financial Statements as of 31.12.2006 (Key Figures)

Group Balance Sheet	**31.12.2006**	**31.12.2005**	***Changes***	
	Euro billions	Euro billions	Euro billions	%
Total assets	**74.1**	**67.6**	6.5	9.7
Business volume	**84.7**	**78.3**	6.4	8.1
Claims on banks	**20.1**	**21.7**	-1.6	-7.2
Claims on customers	**16.9**	**17.5**	-0.6	-3.4
Securities	**34.6**	**25.5**	9.1	35.8
Trust assets	**0.9**	**1.1**	-0.2	-18.8
Liabilities to banks	**26.4**	**21.8**	4.6	20.9
Liabilities to customers	**11.9**	**11.2**	0.7	6.6
Certificated liabilities	**30.3**	**28.8**	1.5	5.4
Equity capital	**3.1**	**3.0**	0.1	2.9

Staff (at year-end)	**1,553**	**1,489**	64	4.3

Group Results	**01.01. - 31.12.2006**	**01.01. - 31.12.2005**	***Changes***	
	Euro millions	Euro millions	Euro millions	%
Net interest income	**279.4**	**302.8**	-23.4	-7.7
Net commission income	**91.6**	**79.5**	12.1	15.2
Net income from trading activities	**52.2**	**24.6**	27.6	112.2
Other operating expenses/income	**19.8**	**29.6**	-9.8	-33.1
Operating income	**443.0**	**436.5**	6.5	1.5
General administrative expenses	**215.9**	**193.4**	22.5	11.6
Operating profit before risk provisions/adjustments	**227.1**	**243.1**	-16.0	-6.6
Risk provisions/adjustments	**15.1**	**44.3**	-29.2	-65.9
Operating profit	**212.0**	**198.8**	13.2	6.6
Extraordinary expenses	**0.0**	**4.3**	-4.3	-100.0
Distribution for silent participations	**44.3**	**44.3**	0.0	0.0
Net income for the year before taxes	**167.7**	**150.2**	17.5	11.6
Taxes on income and revenues	**27.7**	**60.2**	-32.5	-54.0
Net income for the year	**140.0**	**90.0**	50.0	55.6

Ratios in %		
Return on Equity before taxes	**15.2**	**14.9**
Return on Equity after taxes	**12.7**	**8.9**
Cost-Income Ratio	**48.7**	**44.3**
Overall Ratio according to Principle I	**10.7**	**11.6**
Total Capital Ratio (BIS)	**11.3**	**12.2**
Core Capital Ratio (BIS)	**7.1**	**7.8**

Rating Categories	**until 18.7.2005**	**as of 19.7.2005**
Long-term ratings		
Moody's	Aaa	Aa2
Fitch	AAA	A
Public-Sector Pfandbrief ratings		
Moody's	Aaa	
Standard & Poor's	AAA	

Differences due to rounding

END